UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the six months ended June 30, 2023
Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

John Kennedy, 8 Iris Building, 7th Floor, Flat/Office 740B, 3106, Limassol
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the Unaudited Condensed Consolidated Interim Financial Statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline plc (the “Company”) for the six months ended June 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: September 14, 2023	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE plc

As used herein, "we," "us," "our", "Frontline" and "the Company" all refer to Frontline plc. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2023.

General

As of June 30, 2023, the Company’s fleet consisted of 66 vessels, with an aggregate capacity of approximately 12.7 million DWT:

(i)65 vessels owned by the Company (22 VLCCs, 25 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)one Aframax tanker that is under the Company’s commercial management.

The Company took delivery of the VLCC newbuildings, Front Orkla and Front Tyne in January 2023 following which, there were no remaining vessels in the Company's newbuilding program.

In January 2023, the Company sold the 2009-built VLCC, Front Eminence, and the 2009-built Suezmax tanker, Front Balder, for gross proceeds of $61.0 million and $39.5 million, respectively. The vessels were delivered to new owners in January and February 2023, respectively. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of $63.6 million, and the Company recorded a gain on sale of $9.9 million and $2.8 million, respectively, in the six months ended June 30, 2023.

In May 2023, the Company sold the 2010-built Suezmax tanker, Front Njord, for gross proceeds of $44.5 million. The vessel was delivered to the new owners in June 2023. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $28.2 million, and the Company recorded a gain on sale of $9.3 million in the six months ended June 30, 2023.

As of June 30, 2023, the Company’s owned fleet included 42 exhaust gas cleaning system ("EGCS" or "scrubber") fitted vessels (20 VLCCs, 18 Suezmax tankers and four LR2/Aframax tankers).

In April and May 2023, the Company entered into two fixed rate time charter-out contracts for two LR2/Aframax tankers to third parties on two-year time charters, both at a daily base rate of $46,500.

In January 2023, the Company terminated a combination agreement (the “Combination Agreement”) for a stock-for-stock combination with Euronav NV ("Euronav") based on an exchange ratio of 1.45 Frontline shares for every 1.0 Euronav share, as certain conditions and assumptions under the Agreement were not met. On January 18, 2023 Frontline received from Euronav an emergency arbitration request for urgent interim and conservatory measures. On February 7, 2023 the emergency arbitration claims filed by Euronav were fully dismissed by the Emergency Arbitrator and Euronav was ordered to reimburse all costs incurred by Frontline.

On January 28, 2023, the Company received from Euronav an arbitration request for proceedings on the merits of the termination. The Company continues to maintain that its decision to terminate the Combination Agreement was entirely valid and lawful.

Fleet changes1

(number of vessels)	Six months ended June 30, 2023	Six months ended June 30, 2022	Year ended December 31, 2022
VLCCs
At start of period	21	19	19
Newbuilding deliveries	2	2	4
Disposals/lease terminations	(1)	(2)	(2)
At end of period	22	19	21
Suezmax tankers
At start of period	27	27	27
Disposals	(2)	—	—
At end of period	25	27	27
LR2/Aframax tankers
At start of period	18	20	20
Disposals	—	(2)	(2)
At end of period	18	18	18
Total
At start of period	66	66	66
Newbuilding deliveries	2	2	4
Disposals/lease terminations	(3)	(4)	(4)
At end of period	65	64	66

Tanker Market Update

Global oil consumption averaged 100.6 million barrels per day ("mbpd") in the six months ended June 30, 2023, as compared to 98.8 mbpd in the six months ended June 30, 2022 according to the Energy Information Administration (“EIA”). Chinese consumption increased as non-Organization for Economic Co-operation and Development ("OECD") consumption grew by 1.8 mbpd on average relative to the six months ended June 30, 2022. Global oil supply increased in the six months ended June 30, 2023 averaging 101.3 mbpd as compared to averaging 98.9 mbpd in the six months ended June 30, 2022. According to the EIA global inventories grew during the six months ended June 30, 2023 by an average of 570 kbpd, continuing to put pressure on the oil price. Demand growth is expected to accelerate in the second half of the year, reaching 103 mbpd in December 2023.

The Organization of the Petroleum Exporting Countries ("OPEC") production cuts have yet to have the expected effect on tanker demand. With strong Asian imports, the volume reduction from OPEC in the Middle East has been replaced by other sources, predominantly from exporters in Europe and the Atlantic Basin.

The price cap on Russian crude, that came into effect in December 2022, has according to industry sources had a muted effect on Russian exports of crude oil as Russian crude prices until recently remained below the $60 per barrel price-cap. Over the summer the price for Urals, a benchmark Russian crude, moved above this ceiling as crude prices in general advanced above $80 per barrel. This has made it increasingly complex for owners to continue transporting Russian crude, in compliance with the current sanctions. According to industry sources, the Russian owned and controlled fleet has grown significantly over the last year, but additional capacity has been needed to service the full volume due to the inefficiency of the trade. Recently we have observed that owners who previously operated in the Russian freight market have chosen to abandon this trade, increasing the supply of vessels into the
1 Table excludes vessels commercially managed on behalf of third parties and related parties.

non-Russian trading fleet. Further industry sources have reported that Russian exports of crude have fallen significantly over the last months. As the total tanker fleet and its capacity to freight is finite, we will continue to observe how this develops going forward.

Meanwhile, the tanker fleet continues to age and recently reported orders indicate the delivery window for VLCCs has moved to the second half of 2026, three years from now. According to industry sources, 12.2% of the VLCC fleet will be above 20 years of age in 2023, as the orderbook stands at 1.5% of the current fleet. 14 % of the Suezmax fleet will have passed the 20-year age mark by the end of the year and the current orderbook stands at 4.4%. The LR2 fleet age profile is less pronounced, but 5.9% of the fleet will have passed 20 years of age this year. However, for a product carrying vessel the 15-year age mark is equally interesting and 22.9% of the fleet is passing this threshold in 2023, whilst the orderbook equates to 19.3% of the existing fleet.

Results of Operations

Amounts included in the following discussion are derived from our Unaudited Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2023 and June 30, 2022.

Total revenues, voyage expenses and commissions

(in thousands of $)	2023	2022
Time charter revenues	30,908	48,451
Voyage charter revenues	971,049	463,195
Administrative income	8,138	6,235
Total revenues	1,010,095	517,881

Voyage expenses and commissions	315,437	254,906

Time charter revenues decreased by $17.5 million in the six months ended June 30, 2023 as compared to the six months ended June 30, 2022 due to the net decrease in the number of vessels on long-term and short-term time charters since January 1, 2022.

Voyage charter revenues increased by $507.9 million in the six months ended June 30, 2023 as compared to the six months ended June 30, 2022 primarily due to the increase in market freight rates, the delivery of six newbuildings onto voyage charters since January 1, 2022 and the net decrease in the number of vessels on long-term and short-term time charters since January 1, 2022. These factors were partially offset by the sale of two LR2 tankers, one VLCC and two Suezmax tankers and the redelivery of two VLCCs chartered-in under leases since January 1, 2022.

Administrative income primarily comprises the income earned from the technical and commercial management of related party and third-party vessels, newbuilding supervision fees derived from related parties and administrative services provided to related parties. The increase in the six months ended June 30, 2023 as compared to the six months ended June 30, 2022 was mainly due to an increase in technical management fees and newbuilding supervision fees as a result of an increase in the number of vessels under supervision.

Voyage expenses and commissions increased by $60.5 million in the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, due to increased bunker prices, the delivery of six newbuildings onto voyage charters and the net decrease in the number of vessels on long-term and short-term time charters since January 1, 2022. These factors were partially offset by the sale of two LR2 tankers, one VLCC and two Suezmax tankers and the redelivery of two VLCCs chartered-in under leases since January 1, 2022.

Other operating income

(in thousands of $)	2023	2022
Loss on termination of vessel leases	—	(431)
Gain on sale of vessels	21,959	4,618
Gain on settlement of claim	397	1,202
Gain on pool arrangements	1,283	248
Other gains	41	8
Total other operating income	23,680	5,645

In November 2021, the Company announced that it had entered into an agreement to sell four of its scrubber fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a subsidiary of SFL Corporation Ltd. (“SFL”), a company related to Hemen Holding Limited (“Hemen”), the Company’s largest shareholder. Two vessels were delivered to the new owners in December 2021 and the remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction generated total net cash proceeds of $68.6 million, with net cash proceeds of $35.1 million recorded in the six months ended June 30, 2022. The Company recorded a gain on sale in relation to the second two vessels of $4.6 million in the six months ended June 30, 2022.

In April 2022, the Company announced that its subsidiary Frontline Shipping Limited has agreed with SFL to terminate the long-term charters for the 2004-built VLCCs, Front Force and Front Energy, upon the sale and delivery of the vessels by SFL to an unrelated third party. Frontline agreed to a total compensation payment to SFL of $4.5 million for the termination of the current charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company recorded a loss on termination of $0.4 million, including the termination payment, in the six months ended June 30, 2022.

In January 2023, the Company sold the 2009-built VLCC, Front Eminence, and the 2009-built Suezmax tanker, Front Balder, for gross proceeds of $61.0 million and $39.5 million, respectively. The vessels were delivered to new owners in January and February 2023, respectively. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of $63.6 million, and the Company recorded a gain on sale of $9.9 million and $2.8 million, respectively, in the six months ended June 30, 2023.

In May 2023, the Company sold the 2010-built Suezmax tanker, Front Njord, for gross proceeds of $44.5 million. The vessel was delivered to the new owners in June 2023. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $28.2 million, and the Company recorded a gain on sale of $9.3 million in the six months ended June 30, 2023.

In the six months ended June 30, 2023, the Company recorded a gain on pool arrangements of $1.3 million (2022: $0.2 million), and a $0.4 million gain (2022: $1.2 million) in relation to insurance claims.

Ship operating expenses

(in thousands of $)	2023	2022
Ship operating expenses	87,490	84,867

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils and insurances. The technical management of our vessels is provided by third party ship management companies.

Ship operating expenses increased by $2.6 million in the six months ended June 30, 2023 as compared to the six months ended June 30, 2023 primarily due to the delivery of six newbuildings since January 1, 2022. This increase was partially offset by the sale of two LR2 tankers, one VLCC and two Suezmax tankers and the redelivery of two VLCCs chartered-in under leases since January 1, 2022.

Administrative expenses

(in thousands of $)	2023	2022
Administrative expenses	24,339	15,767

Administrative expenses increased by $8.6 million in the six months ended June 30, 2023 as compared to the six months ended June 30, 2022 primarily due to an increase in employee and related costs (including synthetic share option expense), legal fees and an increase in costs incurred in the management of vessels.

Depreciation

(in thousands of $)	2023	2022
Depreciation	112,642	80,780

Depreciation increased in the six months ended June 30, 2023 as compared to the six months ended June 30, 2022 primarily due to the change in the estimated useful lives of the Company's vessels from 25 years to 20 years from January 1, 2023, in addition to the delivery of six newbuildings since January 1, 2022, and depreciation on additional EGCS and Ballast Water Treatment Systems ("BWTS") installed on our vessels. These increases were partially offset by a decrease in depreciation due to the sale of two LR2 tankers, one VLCC and two Suezmax tankers and the redelivery of two VLCCs chartered-in under leases since January 1, 2022.

Finance Income

(in thousands of $)	2023	2022
Interest income	7,330	188
Foreign currency exchange gain	398	11
Total finance income	7,728	199

Interest income increased in the six months ended June 30, 2023 as compared to the six months ended June 30, 2022 primarily due an increase in interest received on bank deposits due to higher interest rates and cash on hand.

Finance expense

(in thousands of $)	2023	2022
Interest expense	(86,601)	(35,894)
Foreign currency exchange loss	(30)	(28)
Gain on interest rate swaps	9,226	33,798
Other financial expenses	(402)	(49)
Total finance expense	(77,807)	(2,173)

Finance expense increased by $75.6 million in the six months ended June 30, 2023 as compared to the six months ended June 30, 2022 primarily due to the increase in market interest rates, the decrease in gain on interest rate swaps and additional interest expense due to the drawdown of term loan facilities in relation to six newbuildings delivered since January 1, 2022. The increase was partially offset by the scheduled repayment of outstanding debt, a reduction due to the sale of one VLCC, two Suezmax tankers and the redelivery of two VLCC vessels chartered-in under leases since January 1, 2022.

Foreign currency exchange differences relate to movements of U.S. dollar against other currencies used in day-to-day transactions.

Share of results of associated company

(in thousands of $)	2023	2022
Share of results of associated company	4,955	5,959

A share of profits of TFG Marine Pte. Ltd. (“TFG Marine”) of $3.7 million was recognized in the six months ended June 30, 2023 (2022: $6.5 million).

A share of profits of FMS Holdco of $1.2 million was recognized in the six months ended June 30, 2023 (2022: loss of $0.6 million).

Loss on marketable securities

(in thousands of $)	2023	2022
Loss on marketable securities	(23,968)	(11,736)

In the six months ended June 30, 2023, the Company recognized an unrealized loss of $24.0 million in relation to the marketable securities held at the reporting date (2022: loss of $11.7 million), primarily related to the 13,664,613 shares held in Euronav.

In the six months ended June 30, 2022, the Company acquired 13,664,613 shares in Euronav as a result of privately negotiated share exchange transactions with certain shareholders of Euronav. The acquired shares were initially recognized at their fair value of $167.7 million and the Company recorded a realized loss of $7.8 million in the six months ended June 30, 2022, being the difference between the transaction price to acquire these shares and their fair value as of the transaction dates. The transaction price paid to acquire these shares was $175.5 million, which was the fair value of Frontline's shares as of the transaction dates. Based on the Euronav share price as of June 30, 2022, the fair value of the shares held in Euronav was $163.0 million as of this date which resulted in a subsequent unrealized loss of $4.7 million in the six months ended June 30, 2022. These losses were partially offset by a gain of $0.7 million in the six months ended June 30, 2022 on other marketable securities owned by the Company.

Dividends received

(in thousands of $)	2023	2022
Dividends received	25,500	171

The dividends received relate to receipts of dividends from investments in marketable securities and in the six months ended June 30, 2023 primarily relate to the shares held in Euronav.

Liquidity and Capital Resources

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium-term basis depends substantially on the trading performance of our vessels in the market. Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil and product tankers causes the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium-term liquidity.

Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in British Pounds, Euros, Norwegian Kroner and Singapore Dollars.

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing (including interest), payment of upgrading costs in relation to EGCS and BWTS, and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are generally received upon completion of the voyage.

As of June 30, 2023 and December 31, 2022, we had cash and cash equivalents of $306.8 million and $254.6 million, respectively. As of June 30, 2023 and December 31, 2022, cash and cash equivalents includes cash balances of $110.0 million (December 31, 2022: $54.4 million), which represents 100% (December 2022: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. The Company did not satisfy any of the minimum cash requirements with a committed undrawn credit facility as of June 30, 2023 because the Company's senior unsecured facility agreement with an entity related to Hemen is repayable in May 2024.

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.

Newbuildings

As of June 30, 2023, there are no remaining vessels in the Company’s newbuilding program and there are no remaining commitments.

Vessel disposals

In January 2023, the Company sold the 2009-built VLCC, Front Eminence, and the 2009-built Suezmax tanker, Front Balder, for gross proceeds of $61.0 million and $39.5 million, respectively. The vessels were delivered to new owners in January and February 2023, respectively. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of $63.6 million, and the Company recorded a gain on sale of $9.9 million and $2.8 million, respectively, in the six months ended June 30, 2023.

In May 2023, the Company sold the 2010-built Suezmax tanker, Front Njord, for gross proceeds of $44.5 million. The vessel was delivered to the new owner in June 2023. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $28.2 million, and the Company recorded a gain on sale of $9.3 million in the six months ended June 30, 2023.

Financing

In January 2023, the Company drew down $65.0 million under its senior secured term loan facility with Crédit Agricole to partially finance the delivery of the 2023 built VLCC Front Orkla. The facility has a tenor of five years, carries an interest rate of the Secured Overnight Financing Rate ("SOFR") plus Credit Adjustment Spread ("CAS") and a margin of 170 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility was fully drawn down in January 2023.

In January 2023, the Company drew down $65.0 million under its senior secured term loan facility with KFW to partially finance the delivery of the 2023 built VLCC Front Tyne. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS and a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility was fully drawn down in January 2023.

In May 2023, the Company entered into a senior secured term loan facility in an amount of up to $129.4 million from ING to refinance an existing term loan facility with total balloon payments of $80.1 million due in August 2023. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility includes a sustainability margin adjustment linked to the fleet sustainability score. The existing facility carried an interest rate of London Interbank Offered Rate ("LIBOR") plus a margin of 190 basis points. The facility was fully drawn down in June 2023.

In February and June 2023, the Company repaid $60.0 million and $74.4 million, respectively, of its $275.0 million senior unsecured credit facility with an affiliate of Hemen. Up to $199.7 million remains available to be drawn following the repayment.

Due to the discontinuance of LIBOR after June 30, 2023, the Company has entered into amendments to existing loan agreements (one of which is subject to final documentation) with an aggregate outstanding principle of $1,788.4 million as of June 30, 2023, for the transition from LIBOR to SOFR. The weighted average CAS of these amendment agreements is expected to be 16 basis points based on a three-month interest period. The amendments to our loan agreements, which are measured at amortized cost using the effective interest method, are expected to be accounted for as an adjustment to the effective interest rate and will not have a significant effect on the carrying amount of the loans. The reference rate for our interest rate swaps, which are measured at fair value through profit or loss, has also been transitioned from LIBOR to SOFR plus a CAS of 26 basis points and does not affect the accounting for these derivatives.

Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the six months ended June 30, 2023.

Net cash provided by operating activities
Net cash provided by operating activities in the six months ended June 30, 2023 was $553.2 million compared to $91.7 million in the six months ended June 30, 2022.

The increase was primarily due to (i) the increase in total operating revenues of $495.0 million due to the increase in market freight rates and delivery of six newbuildings since January 1, 2022; (ii) the movement in other operating assets and liabilities which increased the cash generated from operating activities by $36.3 million. The movement in working capital balances are impacted by the timing of voyages and in particular the timing of the billing and receipt of freights, and also by the timing of fueling and consumption of fuel on board our vessels; (iii) the receipt of dividends of $25.5 million from our investments in marketable securities and $7.3 million from our investment in TFG Marine; and (iv) an increase in interest received as a result of increased market interest rates on our cash balances and favorable settlements under our interest rate swap arrangements.

The increase in cash provided by operating activities was partially offset by (i) an increase in voyage and ship operating expenses by $60.5 million and $2.2 million, respectively, mainly due to the increase in bunker costs and the net increase in the fleet; and (ii) the increase in interest paid of $20.0 million as a result the increase in market interest rates and the additional debt drawdowns since January 1, 2022.

Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average freight rates earned by our vessels in periods subsequent to June 30, 2023, compared with the actual freight rates achieved during the six months ended June 30, 2023, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. We estimate that average daily cash break-even TCE rates for the remainder of 2023 will be approximately $27,000, $23,400 and $16,600 for our owned VLCCs, Suezmax tankers, and LR2/Aframax tankers, respectively. These are the daily rates our vessels must earn to cover budgeted operating expenses including dry dock expenses, estimated interest expenses, scheduled loan principal repayments, bareboat hire, time charter hire and net general and administrative expenses. These rates do not take into account capital expenditures.
Net cash used in investing activities
Net cash used in investing activities of $9.1 million in the six months ended June 30, 2023 comprised mainly of capitalized additions of $153.3 million, primarily in respect of the additions related to the two newbuildings delivered in the six months ended June 30, 2023, along with EGCS and BWTS upgrade costs. The cash used in investing activities was partially offset by the proceeds of $142.7 million from the sale of one VLCC and two Suezmax tankers in the period; and a $1.4 million cash inflow on repayment of a loan issued to TFG Marine.

Net cash provided by financing activities
Net cash used in financing activities of $491.7 million in the six months ended June 30, 2023 was primarily due to debt repayments of $356.6 million and $394.0 million of cash dividends paid, partially offset by debt drawdowns of $259.4 million.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. The Company did not satisfy any of the minimum cash requirement with a committed undrawn credit facility as of June 30, 2023 because the Company's senior unsecured facility agreement with an entity related to Hemen is repayable in May 2024.
Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. If the lender were to take such actions, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of June 30, 2023.
We believe that cash on hand and borrowings under our current and committed credit facilities, along with cash generated from operating activities will be sufficient to fund our requirements for, at least, the twelve months from the date of this interim report.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on SOFR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

As of June 30, 2023, the Company's outstanding debt, which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $1,689.8 million. Based on this, a one percentage point increase in annual interest rates would increase its annual interest expense by approximately $16.9 million, excluding the effects of capitalization of interest.

Foreign Currency Risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in British pounds, Norwegian kroner or Singapore dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the condensed consolidated interim financial statements.

Inflation
Significant global inflationary pressures (such as the war between Russia and the Ukraine) increase operating, voyage, general and administrative, and financing costs. Historically, shipping companies are accustomed to navigating in shipping downturns, coping with inflationary pressures and monitoring costs to preserve liquidity, as they typically encourage suppliers and service providers to lower rates and prices.

Price Risk
Our exposure to equity securities price risk arises from marketable securities held by the Company which are listed equity securities and are carried at fair value through profit or loss ("FVTPL").

Interest Rate Swap Agreements
In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to a fixed rate, with a forward start date of February 2019. In March 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate. In April 2020, the Company entered into two interest rate swaps with Nordea Bank Norge ("Nordea") whereby the floating interest rate on notional debt totaling $150.0 million was switched to a fixed rate. The reference rate for our interest rate swaps is SOFR. The aggregate fair value of these swaps as of June 30, 2023 was an asset of $52.7 million (December 2022: $54.0 million) and a payable of nil (December 2022: nil). Credit risk exists to the extent that the counterparty is unable to perform under the contracts, but this risk is considered remote as the counterparty is a bank, which participates in the loan facility to which the interest rate swaps are related. The Company recorded a gain on these interest swaps of $9.2 million in the six months ended June 30, 2023 (2022: gain of $33.8 million).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline plc. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this documents, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•the strength of world economies;
•fluctuations in currencies and interest rates, including central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
•general market conditions, including fluctuations in charter hire rates and vessel values;
•changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction;
•the highly cyclical nature of the industry that we operate in;
•the loss of a large customer or significant business relationship;
•changes in worldwide oil production and consumption and storage;
•changes in the Company's operating expenses, including bunker prices, dry docking, crew costs and insurance costs;
•planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking, surveys and upgrades;
•risks associated with any future vessel construction;
•our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;
•our ability to successfully compete for and enter into new time charters or other employment arrangements for our existing vessels after our current time charters expire and our ability to earn income in the spot market;
•availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;
•availability of skilled crew members other employees and the related labor costs;
•work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•compliance with governmental, tax, environmental and safety regulation, any non-compliance with U.S. regulations;

•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance, or ESG, policies;
•Foreign Corrupt Practices Act of 1977, or FCPA, or other applicable regulations relating to bribery;
•general economic conditions and conditions in the oil industry;
•effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;
•vessel breakdowns and instances of off-hire;
•the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate;
•potential conflicts of interest involving members of our board of directors and senior management;
•the failure of counter parties to fully perform their contracts with us;
•changes in credit risk with respect to our counterparties on contracts;
•our dependence on key personnel and our ability to attract, retain and motivate key employees;
•adequacy of insurance coverage;
•our ability to obtain indemnities from customers;
•changes in laws, treaties or regulations;
•the volatility of the price of our ordinary shares;
•our incorporation under the laws of Cyprus and the different rights to relief that may be available compared to other countries, including the United States;
•changes in governmental rules and regulations or actions taken by regulatory authorities;
•government requisition of our vessels during a period of war or emergency;
•potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•the arrest of our vessels by maritime claimants;
•general domestic and international political conditions or events, including “trade wars”;
•any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;
•potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine region, acts by terrorists or acts of piracy on ocean-going vessels;
•the impact of adverse weather and natural disasters;
•the length and severity of epidemics and pandemics and the impact on the demand for seaborne transportation in the tanker sector;
•business disruptions due to natural disasters or other disasters outside our control; and
•other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3 of the Company's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Commission on April 28, 2023 for a more complete discussion of these and other risks and uncertainties.

Frontline plc
INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Frontline plc
Condensed Consolidated Statements of Profit or Loss for the six months ended June 30, 2023 and June 30, 2022
(in thousands of $, except per share data)

	Note	2023	2022
Revenues and other operating income
Revenues	5	1,010,095	517,881
Other operating income	5	23,680	5,645
Total revenues and other operating income		1,033,775	523,526

Voyage expenses and commission		315,437	254,906
Ship operating expenses		87,490	84,867
Administrative expenses		24,339	15,767
Depreciation	7	112,642	80,780
Contingent rental income		—	(623)
Total operating expenses		539,908	435,697
Net operating income		493,867	87,829
Other income (expenses)
Finance income		7,728	199
Finance expense		(77,807)	(2,173)
Loss on marketable securities	6	(23,968)	(11,736)
Share of results of associated companies	11	4,955	5,959
Dividends received	6	25,500	171
Net other expenses		(63,592)	(7,580)
Profit before income taxes		430,275	80,249
Income tax benefit (expense)		25	(6)
Profit for the period		430,300	80,243

Basic and diluted earnings per share	4	$1.93	$0.39

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Frontline plc
Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2023 and June 30, 2022
(in thousands of $)

	Note	2023	2022
Comprehensive income
Profit for the period		430,300	80,243
Items that may be reclassified to profit or loss:
Foreign currency translation gain		131	196
Other comprehensive income		131	196
Comprehensive income		430,431	80,439

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Frontline plc
Condensed Consolidated Statements of Financial Position as of June 30, 2023 and December 31, 2022
(in thousands of $)

	Note	2023	2022
ASSETS
Current assets
Cash and cash equivalents	10	306,823	254,525
Marketable securities	6, 10	212,313	236,281
Trade and other receivables	10	133,406	139,467
Related party receivables	11	18,409	13,485
Inventories		98,554	107,114
Voyages in progress		112,874	110,638
Prepaid expenses and accrued income		9,531	14,255
Other current assets		5,665	5,285
Total current assets		897,575	881,050
Non-current assets
Newbuildings	7	—	47,991
Vessels and equipment	7	3,622,364	3,650,652
Right-of-use assets		2,677	3,108
Goodwill		112,452	112,452
Derivative instruments receivable	10	52,704	53,993
Investment in associated companies	11	13,959	16,302
Loan notes receivable	10	—	1,388
Other non-current assets		4	1,507
Total assets		4,701,735	4,768,443

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	9	362,547	277,854
Current portion of obligations under leases	8	1,077	1,024
Related party payables	11	40,546	31,248
Trade and other payables	10	63,404	81,533
Total current liabilities		467,574	391,659
Non-current liabilities
Long-term debt	9	1,932,610	2,112,460
Obligations under leases	8	1,908	2,372
Other non-current payables		3,356	2,053
Total liabilities		2,405,448	2,508,544

Equity
Share capital (222,622,889 shares. 2022: 222,622,889. Par value $1.00)	4	222,623	222,623
Additional paid in capital		604,687	604,687
Contributed surplus		1,004,094	1,004,094
Accumulated other reserves		585	454
Retained earnings		464,770	428,513
Total equity attributable to the shareholders of the Company		2,296,759	2,260,371
Non-controlling interest		(472)	(472)
Total equity		2,296,287	2,259,899
Total liabilities and equity		4,701,735	4,768,443

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Frontline plc
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2023 and June 30, 2022
(in thousands of $)

	Note	2023	2022

Net cash provided by operating activities		553,154	91,736

Additions to newbuildings, vessels and equipment	7	(153,280)	(169,603)
Proceeds from sale of vessels	5	142,740	80,000
Cash inflow on repayment of loan to associated company	11	1,388	—
Net cash used in investing activities		(9,152)	(89,603)

Proceeds from issuance of debt	9	259,375	234,000
Repayment of debt	9	(356,625)	(223,270)
Repayment of obligations under leases		(411)	(1,669)
Lease termination payments		—	(4,456)
Cash dividends paid	4	(394,043)	—
Net cash provided by (used in) financing activities		(491,704)	4,605

Net change in cash and cash equivalents		52,298	6,738
Cash and cash equivalents at beginning of period		254,525	113,073
Cash and cash equivalents at end of period		306,823	119,811

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Frontline plc
Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2023 and June 30, 2022
(in thousands of $, except number of shares)

	Note	2023	2022
Number of shares outstanding
Balance at beginning and end of the period	4	222,622.889	203,530.979

Share capital
Balance at beginning and end of the period	4	222,623	203,531

Additional paid in capital
Balance at beginning of the period		604,687	448,291
Capital contribution	4	—	175,488
Balance at end of the period		604,687	623,779

Contributed surplus
Balance at beginning and end of the period		1,004,094	1,004,094

Accumulated other reserves
Balance at beginning of the period		454	228
Other comprehensive income		131	196
Balance at end of the period		585	424

Retained earnings (deficit)
Balance at beginning of the period		428,513	(13,631)
Profit for the period		430,300	80,243
Cash dividends paid	4	(394,043)	—
Balance at end of the period		464,770	66,612

Total equity attributable to the shareholders of the Company		2,296,759	1,898,440

Non-controlling interest
Balance at beginning and end of the period		(472)	(472)

Total equity		2,296,287	1,897,968

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Frontline plc
Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1. BASIS OF PREPARATION

The Unaudited Condensed Consolidated Interim Financial Statements of Frontline plc (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s Audited Consolidated Financial Statements and should be read in conjunction with the Annual Consolidated Financial Statements and accompanying Notes included in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on April 28, 2023. The results of operations for the interim period ended June 30, 2023 are not necessarily indicative of the results for the year ending December 31, 2023.

The Unaudited Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34 Interim Financial Reporting. The Unaudited Condensed Consolidated Interim Financial Statements include the assets and liabilities of the Company and its subsidiaries.

These Unaudited Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on September 14, 2023.

2. USE OF JUDGEMENTS AND ESTIMATES

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Change in useful life of vessels
Historically the Company has applied a 25 year useful economic life to its vessels. The Company reviews estimated useful lives and residual values each year. Estimated useful lives may change due to changed end user requirements, costs related to maintenance and upgrades, technological development and competition as well as industry, environmental and legal requirements. Specifically, the Company has noted that many of our customers apply stringent vetting requirements to vessels to ensure that the most rigorous technical standards are adhered to in their value chain. As a result, many customers apply age criteria to the vessels they are willing to charter. In recent years, the Company has noted a two-tier market forming, with vessels under 20 years of age, or lower, favored by top tier charterers, and vessels over 20 years being considered candidates for recycling, or being utilized in markets other than the spot market in which we primarily compete. Furthermore, as a result of the increased focus on environmental factors for both owners and investors it is expected that the competitive age threshold for a vessel may decrease as costs to comply with upcoming regulations may increase moving forward. As of December 31, 2022, the Company revised the estimated useful life of its vessels from 25 years to 20 years as a result of its analysis of the aforementioned factors. This change in estimate was applied prospectively from January 1, 2023 and did not result in any restatement to the prior year consolidated financial statements. The change in estimated useful life increased depreciation expense by approximately $29.3 million in the six months ended June 30, 2023.

3. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The Unaudited Condensed Consolidated Interim Financial Statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on April 28, 2023.

New standards and interpretations adopted

During the current financial period, the Company has adopted all the new and revised Standards and Interpretations issued by the IASB and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB and effective for the accounting year starting on January 1, 2023. The Company has not applied any new IFRS requirements that are not yet effective as per June 30, 2023.

The following new Standards, Interpretations and Amendments issued by the IASB and the IFRIC are effective for the financial period:
•IAS 8 Accounting policies, Changes in Accounting Estimates and Errors - Amendments regarding the definition of accounting estimates
•IAS 12 Income Taxes - Amendments regarding deferred tax related to assets and liabilities arising from a single transaction
•IAS 1 Presentation of Financial Statements – Amendments regarding the disclosure of accounting policies and IFRS Practice Statement 2

The adoption of these new standards, interpretations and amendments had no material effect on the financial statements.

4. EARNINGS PER SHARE

The authorized share capital of the Company as of June 30, 2023 is $600,000,000 divided into 600,000,000 shares of $1.00 par value each, of which 222,622,889 shares (December 31, 2022: 222,622,889 shares) of $1.00 par value each are in issue and fully paid.

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows for the six months ended June 30, 2023 and June 30, 2022:

(in thousands of $)	2023	2022
Profit attributable to the shareholders of the Company	430,300	80,243

(in thousands)
Weighted average number of basic and diluted shares	222,623	205,257

Cash dividends paid per share	$1.77	—

In connection with privately negotiated share exchange transactions with certain shareholders of Euronav NV ("Euronav"), Frontline entered into a share lending arrangement with Hemen Holding Ltd. (“Hemen”) to facilitate settlement of such transactions. Pursuant to such arrangement, Hemen delivered an aggregate of 19,091,910 Frontline shares to the exchanging Euronav holders in June 2022 and Frontline agreed to issue to Hemen the same number of Frontline shares in full satisfaction of the share lending arrangement. This share issuance to Hemen was completed in August 2022. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the six months ended June 30, 2022 was 205,257,260, which includes the impact of the 19,091,910 Frontline shares issued to Hemen in connection with the privately negotiated share exchange transactions. The shares under the share lending arrangement were considered outstanding common shares and included in the computation of basic and diluted EPS due to the issuance no longer being contingent as of June 30, 2022. The 19,091,910 Frontline shares were not legally issued and outstanding as of June 30, 2022 and were accounted for as a capital contribution and classified as additional paid-in capital within equity as of that date. Following the issuance of the 19,091,910 Frontline shares to Hemen in August 2022, Frontline has a total of 222,622,889 shares issued and outstanding.

5. REVENUE AND OTHER OPERATING INCOME

The lease and non-lease components of our revenues in the six months ended June 30, 2023 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	24,374	6,534	30,908
Voyage charter revenues	591,703	379,346	971,049
Administrative income	—	8,138	8,138
Total revenues	616,077	394,018	1,010,095

The lease and non-lease components of our revenues in the six months ended June 30, 2022 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	28,489	19,962	48,451
Voyage charter revenues	161,298	301,897	463,195
Administrative income	—	6,235	6,235
Total revenues	189,787	328,094	517,881

Other operating income for the six months ended June 30, 2023 and June 30, 2022 were as follows:

(in thousands of $)	2023	2022
Loss on termination of vessel lease	—	(431)
Gain on sale of vessels	21,959	4,618
Gain on settlement of claim	397	1,202
Gain on pool arrangements	1,283	248
Other gains	41	8
Total other operating income	23,680	5,645

In January 2023, the Company sold the 2009-built VLCC, Front Eminence, and the 2009-built Suezmax tanker, Front Balder, for gross proceeds of $61.0 million and $39.5 million, respectively. The vessels were delivered to new owners in January and February 2023, respectively. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of $63.6 million, and the Company recorded a gain on sale of $9.9 million and $2.8 million, respectively, in the six months ended June 30, 2023.

In May 2023, the Company sold the 2010-built Suezmax tanker, Front Njord, for gross proceeds of $44.5 million. The vessel was delivered to the new owner in June 2023. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $28.2 million, and the Company recorded a gain on sale of $9.3 million in the six months ended June 30, 2023.

In the six months ended June 30, 2023, the Company recorded a gain on pool arrangements of $1.3 million (2022: $0.2 million), and a $0.4 million gain (2022: $1.2 million) in relation to insurance claims.

6. MARKETABLE SECURITIES

A summary of the movements in marketable securities for the six months ended June 30, 2023 and the year ended December 31, 2022 is presented in the table below:

(in thousands of $)	2023	2022
Balance at beginning of period	236,281	2,435
Marketable securities acquired	—	167,709
Unrealized gain (loss) on marketable securities held at period end	(23,968)	66,137
Balance at end of period	212,313	236,281

Avance Gas
As of June 30, 2023, the Company held 442,384 shares in Avance Gas Holdings Ltd ("Avance Gas"). In the six months ended June 30, 2023, the Company recognized an unrealized gain of $0.9 million in relation to these shares.

SFL
As of June 30, 2023, the Company held 73,165 shares in SFL Corporation Ltd. (“SFL”).

Golden Ocean
As of June 30, 2023, the Company held 10,299 shares in Golden Ocean Group Limited ("Golden Ocean").

Euronav
As of June 30, 2023, the Company held 13,664,613 shares in Euronav. In the six months ended June 30, 2023, the Company recognized an unrealized loss of $24.9 million in relation to these shares. The Company received dividends of $25.0 million from Euronav in the six months ended June 30, 2023.

7. VESSELS AND EQUIPMENT

Movements in the six months ended June 30, 2023 are summarized as follows;

(in thousands of $)	Vessels and equipment	Drydock component	Net Carrying Value
Cost
Balance at January 1, 2023	4,390,718	126,437	4,517,155
Additions	5,152	5,429	10,581
Transferred from newbuildings	191,133	2,756	193,889
Disposals	(230,194)	(7,641)	(237,835)
Balance at June 30, 2023	4,356,809	126,981	4,483,790

Accumulated depreciation
Balance at January 1, 2023	(790,346)	(76,157)	(866,503)
Charge for the period	(103,512)	(8,700)	(112,212)
Disposals	111,518	5,771	117,289
Balance at June 30, 2023	(782,340)	(79,086)	(861,426)

Net book value
Balance at June 30, 2023	3,574,469	47,895	3,622,364

In the six months ended June 30, 2023, the Company sold one VLCC tanker, Front Eminence, two Suezmax tankers, Front Balder and Front Njord and took delivery of two VLCC newbuildings, Front Orkla and Front Tyne. The Company also completed the installation of Exhaust Gas Cleaning Systems on two vessels in the period and three vessels underwent drydock surveys.

8. LEASES

The Company is committed to make rental payments under leases for office premises. Certain of these leases include variable lease elements linked to inflation indices. Such variable payments have been estimated at the time of recognition on the index at that time and are included in the minimum lease payments.

Rental expense
The future minimum rental payments under the Company's leases as of June 30, 2023 are as follows:

(in thousands of $)
Year 1	1,140
Year 2	1,294
Year 3	653
Total minimum lease payments	3,087
Less: Imputed interest	(102)
Present value of obligations under leases	2,985

The future minimum rental payments under the Company's leases as of December 31, 2022 are as follows:

(in thousands of $)
2023	1,103
2024	1,206
2025	1,237
Total minimum lease payments	3,546
Less: Imputed interest	(150)
Present value of obligations under leases	3,396

Rental income
Four LR2 tankers were on fixed rate time charters as of June 30, 2023, two of which commenced in the six months ended June 30, 2023. The minimum future revenues to be received under the fixed rate element of our contracts as of June 30, 2023 are as follows:

(in thousands of $)
Year 1	58,194
Year 2	53,246
Year 3	6,906
Total minimum lease payments	118,346

Two of the LR2 tankers on fixed rate time charter as of June 30, 2023 have an option for a 1 year extension.

The cost and accumulated depreciation of vessels leased to third parties under time charters as of June 30, 2023 were $206.1 million and $31.1 million, respectively, and as of December 31, 2022 were $100.1 million and $3.9 million, respectively.

9. INTEREST BEARING LOANS AND BORROWINGS

Movements in the six months ended June 30, 2023 are summarized as follows:

(in thousands of $)	December 31, 2022	Proceeds	Repayments	June 30, 2023
Total U.S. dollar denominated floating rate debt	2,184,228	259,375	(222,225)	2,221,377
Total U.S. dollar denominated fixed rate debt	209,700	—	(134,400)	75,300
Debt issuance costs	(23,113)			(21,473)
Accrued interest expense	19,499			19,953
Total debt	2,390,314	259,375	(356,625)	2,295,157
Short-term debt and current portion of long-term debt	277,854			362,547
Long-term portion of debt	2,112,460	259,375	(356,625)	1,932,610

In January 2023, the Company drew down $65.0 million under its senior secured term loan facility with Credit Agricole to partially of the 2023 built VLCC Front Orkla. The facility has a tenor of five years, carries an interest rate of the Secured Overnight Financing Rate ("SOFR") plus Credit Adjustment Spread ("CAS") and a margin of 170 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility was fully drawn down in January 2023.

In January 2023, the Company drew down $65.0 million under its senior secured term loan facility with KFW to partially finance the delivery of the 2023 built VLCC Front Tyne. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS and a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility was fully drawn in January 2023.

In May 2023, the Company entered into a senior secured term loan facility in an amount of up to $129.4 million from ING to refinance an existing term loan facility with total balloon payments of $80.1 million due in August 2023. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points, and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility includes sustainability margin adjustment linked to the fleet sustainability score. The existing facility carried an interest rate of London Interbank Offered Rate ("LIBOR") plus a margin of 190 basis points. The facility was fully drawn down in June 2023.

In February and June 2023, the Company repaid $60.0 million and $74.4 million, respectively, of its $275.0 million senior unsecured credit facility with an affiliate of Hemen. Up to $199.7 million remains available to be drawn following the repayment.

Due to the discontinuance of LIBOR after June 30, 2023, the Company has entered into amendment agreements (one of which is subject to final documentation) to existing loan agreements with an aggregate outstanding principal of $1,788.4 million as of June 30, 2023, for the transition from LIBOR to SOFR. The weighted average CAS of the amendment agreements is expected to be 16 basis points based on a three-month interest period. The amendments to our loan agreements, which are measured at amortized cost using the effective interest method, are expected to be accounted for as an adjustment to the effective interest rate and will not have a significant effect on the carrying amount of the loans.

Debt issuance costs

The Company has recorded debt issuance costs of $21.5 million as of June 30, 2023 (December 31, 2022: $23.1 million) as a deduction from the carrying amount of the related debt.

Debt restriction

The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant.

The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of June 30, 2023 and December 31, 2022.

Assets pledged

(in thousands of $)	June 30, 2023	December 31, 2022
Vessels and equipment, net	3,622,087	3,650,325

10. FINANCIAL INSTRUMENTS - FAIR VALUES AND RISK MANAGEMENT

Interest rate swap agreements

In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to a fixed rate. The contract had a forward start date of February 2019.

In March 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate.

In April 2020, the Company entered into two interest rate swaps with Nordea whereby the floating interest rate on notional debt totaling $150.0 million was switched to a fixed rate.

Due to the discontinuance of LIBOR after June 30, 2023, the reference rate for our interest rate swaps, which are measured at fair value through profit or loss, has been transitioned from LIBOR to SOFR plus a CAS of 26 basis points which does not affect the accounting for these derivatives.

As of June 30, 2023, the Company recorded a derivative instruments receivable of $52.7 million (December 31, 2022: $54.0 million) and no derivative instrument payable (December 31, 2022: nil) in relation to these agreements. The Company recorded a gain on derivatives of $9.2 million in the six months ended June 30, 2023 (2022: gain of $33.8 million) in relation to these agreements.
The interest rate swaps are not designated as hedges and are summarized as of June 30, 2023 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
150,000	February 2016	February 2026	2.1970%
100,000	March 2020	March 2027	0.9750%
50,000	March 2020	March 2027	0.6000%
100,000	March 2020	March 2025	0.9000%
100,000	April 2020	April 2027	0.5970%
50,000	April 2020	April 2025	0.5000%
550,000

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities as of June 30, 2023 and December 31, 2022 are as follows:

	2023		2022
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets measured at fair value through profit or loss
Derivative instruments receivable - non-current	52,704	52,704	53,993	53,993
Marketable securities	212,313	212,313	236,281	236,281
Financial assets not measured at fair value
Cash and cash equivalents	306,823	306,823	254,525	254,525
Receivables	133,406	133,406	139,467	139,467
Loan notes receivable	—	—	1,388	1,388
Financial liabilities not measured at fair value
Trade and other payables	63,404	63,404	81,533	81,533
Floating rate debt	2,241,261	2,241,261	2,201,543	2,201,543
Fixed rate debt	75,371	75,876	211,884	212,203

The estimated fair value of financial assets and liabilities as of June 30, 2023 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit or loss
Derivative instruments receivable - non-current	52,704	—	52,704	—
Marketable securities	212,313	212,313	—	—
Financial assets not measured at fair value
Cash and cash equivalents	306,823	306,823	—	—
Financial liabilities not measured at fair value
Floating rate debt	2,241,261	—	2,241,261	—
Fixed rate debt	75,876	—	—	75,876

The estimated fair value of financial assets and liabilities as of December 31, 2022 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit or loss
Derivative instruments receivable - non-current	53,993	—	53,993	—
Marketable securities	236,281	236,281	—	—
Financial assets not measured at fair value
Cash and cash equivalents	254,525	254,525	—	—
Loan notes receivable	1,388	—	1,388	—
Financial liabilities not measured at fair value
Floating rate debt	2,201,543	—	2,201,543	—
Fixed rate debt	212,203	—	—	212,203

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs that were used.

Financial instruments measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Interest rate swaps	Fair value was determined based on the market value.	Not applicable.
Marketable securities	Fair value was determined based on the quoted price of the securities.	Not applicable.

Financial instruments not measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Floating rate debt	Discounted cash flow.	Not applicable.
Fixed rate debt	Discounted cash flow.	Discount rate.

Assets Measured at Fair Value on a Recurring Basis

The fair value (level 2) of interest rate swaps is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the statement of financial position date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both the Company and the derivative counterparty.

Marketable securities are listed equity securities for which the fair value as of the statement of financial position date is the aggregate market value based on quoted market prices (level 1).

There were no transfers between these levels in 2023 and 2022.

Financial risk management

In the course of its normal business, the Company is exposed to the following risks:
•Credit risk
•Liquidity risk
•Market risk (interest rate risk, foreign currency risk, and price risk)

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

Capital management

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market. Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements.

The Company’s objectives when managing capital are to:
•safeguard our ability to continue as a going concern, so that we can continue to provide returns for shareholders and benefits for other stakeholders, and
•maintain an optimal capital structure to reduce the cost of capital.

The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt.

11. RELATED PARTY TRANSACTIONS AND AFFILIATED COMPANIES
We transact business with the following related parties and affiliated companies, being companies in which Hemen and companies associated with Hemen have a significant interest: SFL, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean, Alta Trading UK Limited, Archer Limited, Flex LNG Ltd, Avance Gas and Front Ocean Management AS. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

SFL Transactions

In January 2014, the Company commenced a pooling arrangement with SFL, between two of its Suezmax tankers Front Odin and Front Njord and two SFL vessels Glorycrown and Everbright. The Company recognized a gain of $1.3 million in the six months ended June 30, 2023 in relation to this pooling arrangement (2022: gain of $0.2 million).

As of June 30, 2023, Front Njord, Glorycrown and Everbright have been sold and redelivered to their respective new owners resulting in the termination of the pooling arrangement.

Transactions with associated companies

A share of profits of TFG Marine of $3.7 million was recognized in the six months ended June 30, 2023 (2022: $6.5 million). The Company also entered into a bunker supply arrangement with TFG Marine, under which it has paid $193.1 million to TFG Marine in the six months ended June 30, 2023 and $18.2 million remained due as of June 30, 2023. In the six months ended June 30, 2023 the Company received $1.4 million in loan repayment and $7.3 million in dividends from TFG Marine.

A share of profits of FMS Holdco of $1.2 million was recognized in the six months ended June 30, 2023 (2022: loss of $0.6 million).

Transactions with other entities related to Hemen

The Company recognized interest expense of $7.6 million in the six months ended June 30, 2023 (2022: $6.6 million) in relation to senior unsecured revolving credit facility of up to $275.0 million with an entity related to Hemen. $199.7 million remains available and undrawn under this facility as of June 30, 2023.

A summary of income (expenses) from related party transactions for the six months ended June 30, 2023 and June 30, 2022 are as follows:

(in thousands of $)	2023	2022
Seatankers Management Co. Ltd	814	313
SFL	986	1,863
Golden Ocean	2,258	1,593
Flex LNG Ltd	835	687
Seatankers Management Norway AS	(551)	(285)
Avance Gas	1,042	1,110
TFG Marine	642	417
Front Ocean Management	(1,272)	(954)
Other related parties	6	9

Amounts earned from related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, administrative services and interest income. Amounts paid to related parties comprise primarily rental for office space, support staff costs, and corporate administration fees.

Related party balances
A summary of balances due from related parties as of June 30, 2023 and December 31, 2022 is as follows:

(in thousands of $)	2023	2022
SFL	6,207	3,505
Seatankers Management Co. Ltd	464	1,368
Alta Trading UK Limited	—	60
Golden Ocean	9,065	6,964
Flex LNG Ltd	828	303
Avance Gas	633	695
TFG Marine	647	28
Front Ocean Management	471	473
Other related parties	94	89
	18,409	13,485

A summary of balances due to related parties as of June 30, 2023 and December 31, 2022 is as follows:

(in thousands of $)	2023	2022
SFL	8,832	6,702
Seatankers Management Co. Ltd	811	351
Avance Gas	352	450
Flex LNG Ltd	987	158
Golden Ocean	10,892	8,470
TFG Marine	18,249	14,831
Front Ocean Management	423	286
	40,546	31,248

See Notes 6, 9 and 12 for details regarding other related party transactions and balances.

12. COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with mutual protection and indemnity associations, who are members of the International Group of P&I Clubs. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for unpaid charter hire, demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations, cash flows or financial condition individually and in the aggregate.

As of June 30, 2023, the Company has agreed to provide a $60.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of June 30, 2023, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as of June 30, 2023.

The Company has entered into forward bunker purchase arrangements with TFG Marine, a related party, which obligate the Company to purchase and take delivery of minimum quantities of low sulfur and high sulfur bunker fuel, at fixed prices, over the period from January 2023 to December 2024. As of June 30, 2023, the total remaining commitment amounted to $47.8 million, $18.9 million of which is expected to be paid in 2023 and $28.9 million of which is expected to be paid in 2024.

As of June 30, 2023, there are no remaining vessels in the Company’s newbuilding program and there are no remaining commitments.

In January 2023, the Company terminated a combination agreement (the “Combination Agreement”) for a stock-for-stock combination with Euronav based on an exchange ratio of 1.45 Frontline shares for every 1.0 Euronav share, as certain conditions and assumptions under the Agreement were not met. On January 18, 2023 the Company received from Euronav an emergency arbitration request for urgent interim and conservatory measures. On February 7, 2023 the emergency arbitration claims filed by Euronav were fully dismissed by the Emergency Arbitrator and Euronav was ordered to reimburse all costs incurred by the Company.

On January 28, 2023, the Company received from Euronav an arbitration request for proceedings on the merits of the termination. The Company continues to maintain that its decision to terminate the Combination Agreement was entirely valid and lawful.

13. SUBSEQUENT EVENTS

In August 2023, the Board of Directors declared a dividend of $0.80 per share for the second quarter of 2023. The record date for the dividend is September 15, 2023, the ex-dividend date is September 14, 2023 and the dividend is scheduled to be paid on or about September 29, 2023.